Mr. Justin Dobbie

Legal Branch Chief

United Sates Securities and Exchange Commission

Washington, DC 20549

Re: NuState Energy Holdings, Inc.

Preliminary Information Statement on Schedule 14C

Filed October 3, 2014

File No. 000-25753

Dear Mr. Dobbie:

Thank you for your letter dated October 20, 2014 requesting an Amendment to the Company’s filing dated October 3, 2014 as listed above and for information regarding the same

In responding to your comments, the company acknowledges that:

☐ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Specifically, you requested information regarding The Amendment, page 2; increasing the Authorized Number of Shares of Common Stock by Two Billion, page 2.

1.	The number of authorized shares was increased by two billion on September 15, 2014 in order to provide sufficient shares in the event that an entity to be formed by C. K. Williams exercises its irrevocable option to purchase a controlling interest in the registrant.

Your request asked for information required by Items 11, 13 and 14 of Schedule 14A and referenced Item 1 of Schedule 14C and Note A to Schedule 14A, and our responses are:

Item 11 – The increase in authorized shares was not for an exchange, but for a potential purchase.

1.1	– The two billion increase was for authorized common shares
1.2	– The class designation was for common shares
1.3	– The summary of the transaction is that Mr. Williams was considering a substantial investment in the company of $1,000,000. The increase was made to accommodate that proposed transaction. Mr. Williams decided not to make the investment.

1.4	– The reason for the transaction is that Mr. Williams was considering a substantial investment in the company of $1,000,000. The increase was made to accommodate that proposed transaction. Mr. Williams decided not to make the investment. However, Mr. Thomas P. Murphy is in the process of providing that funding, which will make him the controlling shareholder. Mr. Murphy is now the Chairman of the Board of Directors. Any shares not purchased by Mr. Murphy will remain with the company.
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Item 13 – Other financial information includes:

2.1	– Attached is a copy of the 14A financial statement
2.2	– Representatives of principal accounts for the current year and the most recent completed fiscal year are expected to be present at the security holders meeting where they will have the opportunity to make a statement if they desire to do so and are expected to be available and respond to appropriate questions along with management of the Company.

Item 14 – Mergers, consolidations, acquisitions and similar matters.

3.1	– The authorization and issuance is NOT in connection with any merger, acquisition or other similar matter. The company explicitly states that the authorization and issuance are made in fulfillment of legally binding agreements.
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